UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of November 2005

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    X                             Form 40-F
                        -----                                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No    X
                                  -----        -----

     If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82       .
                                                  -----

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                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

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Press Release dated December 7, 2005                         3
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                               PRESS RELEASE

     Milan, Italy, December 7, 2005 - In October 2005, Bio-Rad Laboratories, Inc. ("Bio-Rad") and three of its directors agreed to sell to Izasa Distribuciones Tecnicas S.A., ("Izasa"), the majority shareholder of Instrumentation Laboratory S.p.A. (the "Company"), all of the 12,250,507 American Depositary Shares ("ADSs") that they held in the Company, in exchange for a total purchase price of U.S.$ 12 million, representing a purchase price of approximately U.S.$ 0.98 per ADS. This acquisition increased Izasa's and its affiliate, IL Holding, S.p.A's, combined share ownership to 99.7% of the Company's outstanding shares.

     In connection with the purchase of the ADSs, the Company reached a settlement of a complaint that was brought by Bio-Rad in January 2005 against the Company, its affiliates and four of its directors and officers. The complaint, which was filed by Bio-Rad in the United States District Court for the Southern District of New York, alleged that the defendants falsely understated the Company's revenues and profitability in financial statements included in the Company's public filings and public statements from 1999 to 2004, and that the price of the Company's ADSs had therefore been artificially depressed. The defendants believe that there was no basis for the lawsuit and did not admit any liability in connection with the settlement.

     About Instrumentation Laboratory

--------------------------------

     Instrumentation Laboratory S.p.A. is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

     CONTACT: Jose Luis Martin, Chief Financial Officer of Instrumentation Laboratory S.p.A. Telephone: +34-93-401-0108.

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                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INSTRUMENTATION LABORATORY S.P.A.
                                          ------------------------------
                                                            (Registrant)

Dated: December 7, 2005

                                         By: /s/ Jose Luis Martin
                                             -----------------------------
                                         Name:  Jose Luis Martin
                                         Title: Chief Financial Officer